

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 31, 2023

William Corbett
Chief Executive Officer
Innovative Payment Solutions, Inc.
56B 5th Avenue, Lot 1 #AT
Carmel By the Sea, CA 93921

> **Re: Innovative Payment Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 17, 2023**
> **File No. 333-26926**

Dear William Corbett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services